UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended September 30, 2025

Midori Group Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1777455
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

5 Hazleton Avenue, Suite 400 Toronto, Ontario, Canada	M5R 2E1
(Full mailing address of principal executive offices)	(Zip Code)

(905) 330-9113

Issuer’s Telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this annual report (“Annual Report”) or therein the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”) on September 29, 2025 as part of the initial offering statement. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including potential increased tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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PRESENTATION OF FINANCIAL INFORMATION

The financial information contained in this Annual Report derives from (i) the audited financial statements of Midori Group Inc. (formerly known as 1284670 B.C. LTD), a British Columbian corporation, for the periods ended September 30, 2024 and September 30, 2025. Our audited financial statements are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our fiscal year ends on September 30 of each year, so all references to a particular fiscal year are to the applicable year ended September 30. References to “$,” “USD$” or “dollars” are to U.S. dollars, and all references to “CAD$” or “C$” are to the lawful currency of Canada. Except as otherwise indicated, our financial statements and other information are presented in Canadian dollars.

Item 1. BUSINESS

Overview

Midori Group Inc., a British Columbia corporation (“Midori”, “we”, “our”, the “Company” and “us”) was originally incorporated as 1284670 B.C. LTD in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021. It was renamed to Midori Group Inc. on June 29, 2022. Our wholly owned operating subsidiary, Midori-Bio Inc., an Ontario corporation, was incorporated in Ontario, Canada under the Canada Business Corporations Act on January 6, 2021, and acquired by the Company in August, 2021.

For more information, see “Offering Circular Summary—Midori Group Inc.” in our latest Offering Circular filed with the SEC on September 30, 2025.

Business Model

We distribute, market and sell a green biodegradable plastic additive. We currently buy the additive from a third-party supplier and then market and sell it under our own private brand label, “Midori Biosolutions.”

The Midori Biosolutions additive is an innovative technology that aims to solve the major problem of the amount of time it takes for plastic to decompose, as it can take centuries to biodegrade. With this additive, we seek to accelerate the natural biodegradation process to just a few years. We believe that the additive can help CPG brand owners alleviate the challenges associated with unrecycled plastics, supporting their industry and governmental plastic targets. We believe the additive will provide consumer packaged goods (CPG) brands with an end-of-life biodegradable solution, without impeding normal recycle/composting plastics, and a practical and viable solution for reducing plastic waste from the world environment.

We have trademarked “Advanced BioRecycle” in order to fit into the current government & industry primary desire to recycle. BioRecycle is part of the other two recycle processes including Mechanical and Chemical recycling; but with the advantage of no energy required to complete the recycle process in landfills and no microplastics as an end state of the plastic. The Midori Biosolutions additive can be applied to virtually all polymer types, processes, and applications. The test results of the ASTM D5511 studies, which is a global standard measurement for landfill biodegradation which measures biogasses created during the biodegradation process, shows the different degradation rates of various products using the Midori Biosolutions additive. Further, this study shows scientific validation that the Midori Biosolutions additive works to accelerate the natural biodegradation process.

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We are currently working with approximately 51 consumer and industrial brands. We have currently signed contracts with six of such brands and with each have completed initial integration testing where we tested to confirm that our products could be integrated into their plastics (e.g our pellet product can integrate and be used in their pellet products, our PET product can integrate and be used in their PET products, etc.). The testing is done internally by the Company and customer and is not certified or overseen by any neutral third party. The brands are now in the degradation testing phase where we test if after integration of our products into our customers’ products, such products will biodegrade as expected. This testing phase takes about three months, after which time the customers can move to products launch. While we assist customers with review of their messaging, we are not otherwise involved in the launch process nor do we control the timing of their product launches. As we onboard new clients, they will go through a similar process: testing to ensure our products can be added to their products in a matching form, test to ensure once added that the product degrades, and once internal processes are complete, launch new customer product with our additive included.

The Problem We are Trying to Solve

The problem: a significant percentage of plastics that get recycled end up in landfills, regardless of the effort to separate, clean and send plastic off for recycling. This is vastly due to a marketing term called ‘Greenwashing.’ ‘Greenwashing’ is a term used to describe the marketing tactics used by big-name, fast-fashion companies to advertise their new supposedly sustainable lines of products, and also refers to the process of conveying a false impression or providing misleading information about how a company’s products are more environmentally sound. According to a Landfill Management and Planning in Ontario Study completed in 2018, 85% of all plastic ends up in landfills despite diversion tactics. We believe that this is an opportunity to seek to solve this problem by integrating the Midori Biosolutions additive into plastic, thereby extending the landfill lifecycle. According to this same study, our existing landfills are expected to be maxed out in the next 10 years and will require 16 new landfills by 2030.

Landfill capacity is a global problem. Currently, governments face the following issues with current tactics relating to public waste:

●	Recycling Programs: According to recycling the major recycling sorters we have talked to, they only processes approximately 60% of what they collect in curbside programs, with the balance going to landfills. There are several reasons that so many plastics never get recycled and instead end up in landfills, such as there is no market for the material, it is too small, it is mixed material, contaminated material or incorrect colors to name a few. Industrial composters we have talked to are separating the industrial composing bags out of the compost and sending to landfills. Overall, the USA EPA says that less than 9% of all plastic is actually recycled.

●	Plant-derived Plastics (PLA): are costly, and cannot be recycled.

1 See more full explanations of these regulations and designations under “Our Product.”

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●	Composting: requires industrial compost facilities which are often unavailable.

●	Bioplastic: is expensive for businesses to implement into packaging.

Our Product

The Midori Biosolutions additive is a natural organic additive for plastic. The Midori Biosolutions additive is sold by us in many formats, including, but not limited to, pellets, powder, polyethylene terephthalate (PET), polypropylene (PP), polystyrene (PS), nylon, and synthetic rubber (collectively, referred to herein as our “products”). The type of product to be used by any client will be dictated by the type and form of plastic that they use. Our pellets are used with their pellets, our polystyrene is used with their polystyrene, etc.

The Midori Biosolutions additive is FDA FOOD, REACH, FTC, PROP65, CONEG compliant, non-toxic, no heavy metals, no starches, free of BPA & Phosphates with extensive testing data available for customers. .Our additive is FDA food contact compliant, meaning, it meets the requirements of Title 21 of United States Code of Regulations for olefin polymers (21 CFR 177.1520) so that it may be added to food products. Our additive is also REACH compliant, meaning we certify we are in compliance with the European Union (EU) Regulation No 10/2011 on Plastic Materials and Articles Intended to Come into Contact with Food – commonly referred to as the Plastics Impending Measure (PIM) – was published in the Official Journal of the European Union on January 15, 2011 and came into force on February 4, 2011. We also believe our messaging and claims to be in compliance with the FTC’s Greenguidlines which provide guidance for green companies on making truthful and non-deceptive environmental claims in their marketing materials. Third party testing also shows that we our products do not contain any substances known to the State of California to cause reproductive toxicity as established by the requirements of Proposition 65. We believe we are CONEG compliant as well, which restricts or prohibits the intentional use of the four regulated metals in packaging and packaging components. Except for the third party testing done for PROP65 compliance purposes, all of our compliance is self-certified.

Midori Biosolutions additive aims to solve the foregoing problems by seeking to accelerate the natural biodegradation process from hundreds of years to just a few years (based on American Standard Testing Method for Determining Anaerobic Biodegradation of Plastic (“ASTM”) testing results), using the following steps:

Step 1: Integrate additive at 1.5% into plastic during extrusion.

Step 2: Opens polymer chain allowing microbes to enter and consume.

Step 3: Breaks down to “Element” level:

- Inert humus, which makes soil richer

- Biogas, promotes renewable energy development.

ASTM D5511 tests show an average of 25% Humus and 75% biogas production during the degradation process. Of the 75% biogas production, approximately 60% is CH4 used to create RNG or Waste-to-electricity production which by definition is renewable energy. The remaining 40% is CO2 which is used for industrial production such as refilling fire extinguishers and agricultural production improving greenhouse facility’s yields.

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The additive has undergone the following ASTM studies (which take between 30 to 90 days to complete. The baseline has no measurable change in the ASTM test timeframe)) to show rate of degradation (parameters) facilitated by the additive, by IE EDEN LABS USA, an independent third-party laboratory:

(i) on December 2013, an ASTM D5511 study with the test result showing degradation of 12.6% in 40 days;

(ii) on October 2013 an ASTM D5338 study (with the test result showing degradation of 13.4% in 24 days for MDPE Bag;

(iii) on April 2018 an ASTM D5511 study with the test result showing degradation of 33.9% in 338 days for PE Bag;

(iv) on April 2021 an ASTM D5511 study with the test result showing degradation of 9.1% in 55 days Tennis Ball Container;

(v) on July 2022 an ASTM D5511 study with the test result showing degradation of 7.9% in 89 days for Golf Ball Core; and

(vi) on July 2022, an ASTM D5511 study with the test result showing degradation of 5.8% in 89 days for Golf Ball Cover.

We aim to provide an end-of-life solution for all plastics. The Company does not seek to interfere with current recycling efforts, and instead intends to compliment these efforts with our solutions. Based on findings of independent third-party testing, we believe that the Midori-Biosolutions additive provides brands and retailers with a potential solution for fossil fuel-based plastics.

The Midori Biosolutions additive is 100% organic and non-starch based with no heavy metals. It leaves behind no microplastics or nano plastics. The Midori Biosolutions additive aims to provide brands and retailers with a solution for fossil fuel-based plastics and can be added to virtually all polymer types, processes and applications.

The Midori Biosolutions additive is FDA compliant proprietary blend of organic compounds. Additionally, it is also FTC labeling compliant. Biodegradation only starts in presence of microbes- Shipping, storage, shelf has no degradation. Process friendly, easily integrates with your current packaging supplier.

●	Food Contact Compliant – FDA (USA), ANVISA (Brazil), FAST (Europe)

●	Non-Toxic:

-	Free of BPA, phthalates, and toxic materials such as lead,

●	cadmium, hexavalent chromium and mercury

-	Compliant to CA Prop 65 (California Safe Drinking Water Act)
-	Compliant with US CONEG (Coalition of Northeastern Governors)
-	Zero heavy metals

●	Terrestrial Plant Toxicity Test (Certified ASTM E1963)

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The foregoing claims about our product (Midori Biosolutions) are supported by test results of the American Standard Testing Methods D5511 studies conducted by independent third-party laboratories (as described further below), compliance studies, certifications, and other information about the additive which we have obtained from our supplier of the additive.

We believe that the organic formulations in the Midori Biosolutions additive integrate seamlessly into most manufacturing processes. The technologies are supported by independent third-party laboratories using American Standard Testing Methods. The test results of the ASTM D5511 studies, which is a global standard measurement for landfill biodegradation which measures biogases created during the biodegradation process, shows the different degradation rates of various products using the Midori Biosolutions additive. Further, this study shows scientific validation that the Midori Biosolutions additive works to accelerate the natural biodegradation process.

Proof of Biodegradability

Our products have been tested and proven to show acerated biodegradability for landfills, composting and marine acerated biodegradation. We submit our products for testing and obtain such results from independent third-party recognized laboratories, such as IE EDEN LABS USA, using the global test standards under ASTM test standards (ASTM D5511, D6400 and D6691) for our base products. These tests provide proof of acerated biodegradability versus non-treated plastics. As customers purchase product for a specific use, the customer typically obtains such proof of biodegradability to cover the customer’s manufacturing specifications.

Our Strategy

We are pursuing a unique direction in seeking to build our market presence and customer base. We plan to target consumer brands, governments, and consumers.

Consumer Brands: We are targeting consumer and industrial brands who are searching for a sustainable direction. We believe that major brands that have used our products have recognized just how essential our customer-focused mission is in the discussions regarding plastic end-of-life strategy driven by landfill capacity and positive ESG scores. Additionally, we are targeting consumer and industrial brands who deal with “problematic” plastics as these are plastics that are not easily recycled which includes any plastics that are multilaminate films or multi-substructure items such as tennis cans, tennis balls, toys, tires, barrier food packaging and breathable food packaging. We are also targeting consumer and industrial brands who deal with recyclable plastics such as packaging items, garbage bags, diapers, coffee pods and single use plastics like forks/plates.

Governments: Landfill capacity expiration dates are driving the plastic diversion tactic policies, which are not achieving their targets. We believe that our additive provides government with a possible solution to extend their current landfill lifecycle by reducing the amount of plastic in the landfills after plastics with our additive have biodegraded more quickly than the normal lifecycle for plastic without our additive.

Consumers: We aim to provide consumers with a educated introduction as to how our solution enhances the biodegradability of plastics with end-of-life strategy that will provide consumer pressure on brands to implement.

Current Status and Planned Growth Initiatives

As of July 1, 2024, approximately 51 branded companies have either integrated or are in the testing process of integrating, the Midori Biosolutions additive throughout the food, drug, textile and durance consumer goods sector globally. We currently seek to meet key growth initiatives in the near- and medium-term future by working with brand stakeholders with the successful support of government lobbying and brand marketing.

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Intellectual Property

(Circle B) is Trademarked and	(Advance Biorecycle Package) is pending.

Circle B Trademark:

●	Canada-completed
●	USA-completed
●	Japan-completed
●	Taiwan-completed
●	China-completed
●	Malaysian-pending
●	South Korea-pending
●	Thailand-pending

Advanced BioRecycle Trademark:

●	Canada-pending

Distributor Agreement

On January 25, 2021, Midori-Bio entered into a Distributor Agreement (the “Distributor Agreement”) with a supplier of our additive. We have elected to not disclose the name or other identifying information of our supplier or our pricing terms, as we believe such information to be proprietary trade secrets. Investors should feel comfortable purchasing Shares absent such information prior to investing in the Company.

Pursuant to the Distributor Agreement, we buy certain additive products as set forth in the Distributor Agreement (the “Products”) from a third party supplier and market and resell the Products to certain clients as set forth in the Distributor Agreement (the “Customers”). Pursuant to the Distributor Agreement, Midori-Bio must obtain written authorization from our supplier prior to making any solicitation to any Customers that are not set forth in the Distributor Agreement. Additional Customers may be added under the Distributor Agreement upon the written agreement of both parties. Pursuant to the Distributor Agreement, Midori-Bio is limited in the customers it may serve without our supplier’s consent and must meet certain sales goals each year. If it fails to meet its targets, our supplier could amend the Distributor Agreement to remove the exclusivity provisions or terminate the agreement.

The term of the Distributor Agreement is for five (5) years until terminated by either party as provided in the Distributor Agreement. The term of the Distributor Agreement will renew automatically for an additional five (5) years at the end of each term, however, each party will have the right to opt out of such renewals by providing written notice to the other party at least nine (9) months prior to the expiration of the current term. In the event that the Distributor Agreement is not renewed at the election of our supplier, Midori-Bio will continue to earn the Profit Margin actually collected by our supplier for all Product sales to Customers at the time of such non-renewal for two (2) years following such non-renewal. The Distributor Agreement may be terminated by either party upon the occurrence of certain events enumerated in the Distributor Agreement.

The Distributor Agreement contains indemnification provisions, limitation of liability terms, and confidentiality, non-competition, non-solicitation and on-circumvention terms typically included in such agreements.

The foregoing description of the Distributor Agreement is qualified by the terms of the actual agreement, which is attached as an Exhibit to the Offering Statement of which this Offering Circular is a part.

There is no relationship between the Company and its supplier outside of the Distributor Agreement. There have been some discussions between the Company and its current supplier about renewal of the Distribution Agreement or purchase of the underlying assets, but these have just been discussions and no definitive terms or agreements have been struck. There have been no discussions with our supplier regarding termination of the Distributor Agreement.

The Company is aware of several alternative suppliers of a similar additive, both in processes and results but a different formula IP. The IP is focused on the base material ingredients formula and know how, of which we are not aware of any patents that would prevent us from contracting with a competitor of our current supplier or prevent us from developing our own formula.

If the Company’s agreement with its current supplier were terminated for some reason, the Company would seek to contract with one of the other suppliers of the additive. There is no guarantee that we would be able to contract with such alternative suppliers on terms that would be favorable to the Company. If we are not able to purchase the additive from a supplier our acquire the rights to our own additive, we would be materially negatively impacted. Notwithstanding the foregoing, the Company believes that it is in a superior position to negotiate with potential new suppliers, as the Company has the customer relationships with major brands that the suppliers desire in order to increase their sales.

Competition

We face and will face substantial competition from a variety of companies in the biodegradable, renewable resource-based plastic segment, as well as from companies in the conventional, non-biodegradable petroleum-based industry segment. We face competition from other entrants or established companies seeking to mitigate the environmental impact of plastics. Some of their products are suitable for use in a range of products at a price which may be lower than our product offerings. Many of these companies have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Our competitors may be able to adapt more quickly to new or emerging technologies, changes in customer requirements and changes in laws and regulations. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers or other third parties. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that we can develop products that are more effective or achieve greater market acceptance than competitive products, or that our competitors will not succeed in developing products and technologies that are more effective than those being developed by us and that would therefore render our products and technologies less competitive or even obsolete. We cannot assure you that we will be able to compete successfully against current or new competitors.

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We plan to compete with such competitors by a combination of:

●	Focus on consumer brands in food/non-food usage
●	Working with brand stakeholder contacts such as brand owners vs downstream extrusion introduction, as extruders have little influence on brand owners
●	Introducing design letter mark on all customer packaging to build awareness/trust with consumers and brands
●	Work with government(s), such as Canadian Federal, Ontario Provincial, Israel, Netherland and Germany to educate and promote how this new technology helps meet their landfill diversion goals
●	B2B (business to business marketing) and Direct to consumer marketing

We believe that the main scientific advantage of our additive, as compared to others in the market, is that they use the old OXO technologies. The OXO technology some of our competitors use includes heavy metals and starches which will degrade, but the plastic particles will not so their treated material will inevitably fracture the plastic into microplastic. Midori Bio is an enzymatic process that attracts microbes to the treated material in a landfill to consume the polymer to an elemental level by design and works at a microplastic size level, as it does not contain heavy metals or promote fracturing. Competitors using the OXO technology, will create any microplastics by the nature of their “fracturing” process of heavy metals and starches as the active ingredient,. Some of our competitors who use time-elapse technology in their process encountering problems with packaging disintegrating prematurely during the normal use of their product. However, as we do not use this old technology our additive only biodegrades in landfills and marine environments.

Government Regulations

Regulation by government authorities in the United States and other countries is a significant factor in the production and marketing of biodegradable plastic additives, like the Midori Biosolutions additive, and the ongoing R&D activities relating to the additives. In order to research, develop, and manufacture products for customers and ultimately for consumer use, manufacturers of biodegradable plastic additives, in our case currently third-party manufacturers of Midori Biosolutions additive, must satisfy mandatory procedures and standards established by various regulatory bodies. Compliance with these standards is complex, and failure to comply with any of these standards can result in significant consequences.

Some applications for which the Midori Biosolutions additive may be suitable, such as food packaging, involve food contact, which is regulated by the U.S. Food and Drug Administration (“FDA”) in the U.S. The Midori Biosolutions additive has been cleared for use in food-contact applications by the FDA. The additive is also contained on positive lists for food-contact in the European Union and Japan. The third-party manufacturers of the additive are in the process of seeking further regulatory approvals necessary to sell and produce the additive based on local requirements in various jurisdictions worldwide, and they are prepared to seek additional such approvals as may become necessary in the ordinary course of business.

Employees

As of September 30, 2025, we have three full time and three part time employees. We have also engaged numerous consultants, performing management, sales and administrative functions.

Legal Proceedings

From time to time, we are involved in litigation or other legal proceedings incidental to our business. We are not currently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business, operating results, cash flows or financial condition.

Bankruptcy, Receivership, Etc.

Not applicable.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

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Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward Looking Information.” Unless otherwise indicated, the latest results discussed below are as of September 30, 2025.

General

The consolidated financial statements include the accounts of the Company and its operational wholly owned subsidiary.

Results of Operations for Year Ended September 30, 2025 Compared with Year Ended September 30, 2024

Revenues increased from $994,686 in 2024 to $1,155,094 in 2025. The increase was due increased volume of Midori’s additive sold compared to the prior year period

As of September 30, 2025 Midori has purchased sufficient volumes from our supplier to remain in compliance with the distribution agreement.

Cost of Goods Sold increased from $448,576 in 2024 to $627,535 in 2025, in line with an increase in top line revenue.

Management and consulting fees decreased from $1,097,340 in 2024 to $910,152 in 2025, driven primarily by a reduction in monthly retainers paid to key consultants.

Stock-based compensation decreased from $547,308 in 2024 to $317,337 in 2025. The decrease is due to less shares being issued to third party referrers in exchange for services when compared to the prior period. During the period the Company issued 1.2 million stock options to an officer, the options are exercisable at a price of C$0.50 per common share for a period of five years, 200,000 options will vest every six months commencing on June 1, 2025, for a period of 36 months, up to January 1, 2028. The options were valued using the Black-Scholes option pricing model with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk -free interest rate of 2.87% and an expected life of approximately three years. At grant date, the value attributable to these options was $377,947, of which $84,430 was recorded in relation to the vesting of the options during the three and six months ended March 31, 2025. Additionally, On January 10, 2025, the Company issued 200,000 common shares to a third-party consultant as consideration for service provided. These common shares were valued at $100,000 and recorded as stock-based compensation on the consolidated statements of loss and comprehensive loss. To measure, management considered IFRS 2.10 and 2.13, finding that the value of services could not be estimated reliably. Thus, these shares to be issued were valued based on a recently closed private placement of 2.4 million common shares at a price of $0.50 per share, for gross proceeds of $1.2 million on May 9, 2024, resulting in a FV of $100,000 or at $0.50 per share. Management believes that the financing was sufficiently large and representative, to be considered an objective and supportable fair value of Midori’s common shares upon recognizing the shares to be issued.

Research and development expenses significantly decreased from $66,030 in 2024 to $$2,900 in 2025. The reason for the decrease is primarily lower investment into trademark development.

Professional fees decreased $147,120 from $303,043 in 2024 to $155,923 in 2025 due to decreased legal fees.

Net loss decreased $799,685 from $2,025,173 in 2024 to $1,225,488 in 2025 The primary decrease was attributable to an increase in top line revenue combined with lower operating expenses.

Marketing expenses increased from $28,917 in 2024 to $86,660 in 2025, primarily because of investments in television commercials to raise awareness around Midori technology

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Liquidity and Capital Resources

At September 30, 2025, the Company had cash and cash equivalents of $500,855 and liabilities of $167,019. At December 31, 2025, the Company had cash and cash equivalents of $335,000. This amount is expected to last approximately six months.

The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. The Company believes that its revenues will be sufficient to fund its operations over the next 12 months. The Company intends to raise capital through its Regulation A offering. The Company is not dependent on the proceeds of the Regulation A offering and believe that existing sales will be sufficient to fund its’ near-term business objectives. Funding from the Regulation A offering will be utilized to increase the Company’s scale in the short to medium term.

We currently have no commitments with any person for any capital expenditures

We have no off-balance sheet arrangements.

Trends

We have 136 projects at various stages of development that are under NDA that include Food Contact Packaging, Single Use Plastics, Pallet Wrap, Sports Equipment, Footwear, Converters, Extruders; located in North America, South America, Africa, Europe, Middle East, Indo Asia and Pacific Rim. Several projects are now in-market now under NDA, several have completed the plant trials/costing/SOP’s  and are in the marketing and messaging phase, and remaining are in various discussion phases of determining the value proposition we expect the plant trial customers to launch within the next 6 months with the balance to launch in the next 6-36 months. Plant trials refer to a process of integrating our additive into the customers product on their production line, simulating normal operating conditions. This is usually one of the last processes checks before fully integrating our additive into their production process. This process is completed with Midori Bio staff on-site to ensure a successful and smooth plant trial production run. With some brands who only have one production facility this process can be done within a month depending on the customers production line availability. For multiple facility clients, plant trial timing will depend on how many factories need to update their Standard Operating Procedure (SOP) to include adding our additive. Once the trials are complete, the client decides their new launch cycle time which generally can be as short as months, to as long as 18 months. Our COGS have remained stable during the recent inflationary pressures allowing us to hold our margins and sales prices to customers. Plastic pollution is a global problem. Every year 19-23 million tonnes of plastic waste leaks into aquatic ecosystems, polluting lakes, rivers and seas2. It is the belief of management that Companies are under pressure to continue to provide positive messaging to governments, retailers and consumers that the Midori message can provide. The government of India are publicly supporting biodegradable plastics as a viable way to manage plastic waste3. The market understands that it cannot recycle its way out of plastic waste and are looking for innovative solutions like Midori Bio (among others) to provide pragmatic solutions to manage plastic waste.

Item 3. DIRECTORS AND OFFICERS

Our board of directors is elected by our shareholders. The board of directors appoints our executive officers. All officers are engaged full-time and directors are expected to contribute approximately 40 hours per month to the Company. Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Position	Age	Term of Office
Ken Lyons	Director, CEO	60	January 2021 – Present
Robert Leeder	Chairman, President	71	January 2021 – Present
Christina Dykun	Director	37	November 2021 – Present
Ben Powell	CFO	36	January 2024 – Present
Corey Goodman	Director	52	July 2025 – Present

Kenneth Lyons

Ken Lyons is the Chief Executive Officer and a director of the Company since January 19, 2021. He has also served as the Co-Founder, Chief Executive Officer and a director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2021. From 2014 to present, Mr. Lyons serves as the President of K. Lyons Enterprises Inc., a Strategic Consultant, including business planning marketing & sales strategy development with key companies and titles as follows; 2014-present Blue Mountain Fruit Company as Director of Sales & Marketing/Strategic advisor; 2018-2022 Greenleaf Foods (Div of Maple Leaf Foods) as Canadian Director of Sales; amongst many other marketing consulting projects.

Mr. Lyons has over 35 years as a successful brand builder, sales and marketing expert and business strategist for some the world’s largest consumer brand companies. He has successfully introduced and drove brands to become market leaders. As a brand builder, Mr. Lyons has supported several consumer brands with innovative sales, marketing & packaging solutions. He has a successful and proven track record in understanding consumer-packaged goods (“CPG”) challenges relating to all disciplines, by leading tremendous collaboration with visionary leaders. Mr. Lyons graduated from the Marketing program at Sheridan College. Mr. Lyons does not hold, and has not previously held, any directorships in any reporting companies.

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Robert Leeder

Robert Leeder is the Chairman and President and a director of the Company since January 19, 2021. He has also served as the Co-Founder, Chairman and President and a director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2021. From January 2016 to the present, Mr. Leeder serves as the owner of his own consulting business, 1161168 Ontario Ltd. Mr. Leeder has more than 30 years of executive leadership experience. He has led numerous transactions and spearheaded financial, marketing, and operational improvements for global companies across consumer-packaged goods sectors. Robert has launched and successfully guided several brands specializing in the sporting goods and outdoor recreational markets. Some of these brands include Titan and Easton sports and the Merrell footwear brand. In the last ten years Robert has introduced sustainable, toxic-free additives for synthetic-based textiles and plastics providing global brands to reduce their carbon footprint, paving the way for other environmental outdoor brands to follow this direction. Mr. Leeder does not hold, and has not previously held, any directorships in any reporting companies.

Christina Dykun

Christina Dykun has served as an independent director of the Company since November 24, 2021. She has also served as an independent director of Midori-Bio, the wholly-owned operating subsidiary of the Company, since January 6, 2022. In 2014, Ms. Dykun qualified as a corporate lawyer at Bennett Jones LLP (Toronto) and remains a lawyer in good standing with the Law Society of Ontario. From 2015 to 2017, Ms. Dykun moved into the world of finance and served as an Investment Analyst & Legal Associate in the investment management division of Dundee Corporation (a publicly-listed investment manager, listed on the Toronto Stock Exchange under the ticker: DC.A) focusing on hedge funds, private equity, corporate finance, and mergers & acquisitions. From 2017 to 2019, Ms. Dykun served as the Vice President of Investment Banking in the Healthcare Division at leading independent Canadian investment banks, including GMP Securities L.P. (now Stifel). As the Vice President of Investment Banking, Ms. Dykun helped execute go-publics transactions for healthcare companies with multi-billion dollar market capitalizations, large-scale public M&A transactions, and over $3B worth of completed equity/debt financings. From 2020 to present, Ms. Dykun has built a successful strategic advisory business focusing on leading private and public companies throughout North America in high-growth sectors, including healthcare, consumer packaged goods, and technology.

Ms. Dykun is a passionate finance professional with extensive experience in capital markets, helping advise many of the largest healthcare companies in the United States and Canada throughout the public listing, institutional financing, and merger & acquisition processes. To this day, Ms. Dykun employs a creative approach to building companies through organic growth initiatives and accretive acquisitions. Ms. Dykun’s niche experience with high-growth corporates will lend itself to the Company as it builds its brand and business, while serving as an ardent proponent for a more global acceptance of environmental stewardship and sustainable solutions. Ms. Dykun graduated from the University of Toronto with an Honours Bachelor of Arts and Master of Arts Degree, as well as a Juris Doctor Degree from the University of Ottawa. In addition, Ms. Dykun achieved the Partners, Directors and Senior Officers certification through the Canadian Securities Institute. Ms. Dykun does not hold, and has not previously held, any directorships in any reporting companies.

Ben Powell

Ben Powell has served as the Chief Financial Officer of the company since January 15, 2024. From March 2021 to present, he continues to serve as a corporate finance consultant to NorthStar Gaming Inc (“NorthStar”) (TSX-V: BET), performing both the roles of Vice-President Corporate Development and Vice-President Finance, during which time Mr. Powell has assisted the company in raising over C$30 million in outside capital and helped execute its go-public listing on the Toronto Venture Exchange via a reverse takeover transaction. Prior to NorthStar, Mr. Powell was the Vice-President Corporate Development for another public company, MJardin Group, where he enacted multiple transactions on behalf of the Board of Directors with a notional value >C$250 million. Additionally, Mr. Powell was responsible for corporate budgeting and financial planning and analysis (FP&A) at MJardin.

Prior to joining MJardin, Mr. Powell held numerous sell-side roles with both Deloitte Financial Advisory and Macquarie Capital’s commodity sales and trading desk. Mr. Powell graduated from the University of Victoria with a Bachelor of Commerce degree and is a CFA Charterholder. Mr. Powell does not hold, and has not previously held, any directorships in any reporting companies.

Corey Goodman

Corey Goodman has held a variety of senior executive roles for nearly 20 years in both legal and business development capacities. Most recently he served as Chief Corporate Development Officer at Torstar Corporation with a focus on mergers and acquisitions as well as partnerships in media, energy and regulated industries. He has also served as General Counsel to three public issuers. In the past five years, Corey has held the following positions: (i) NorthStar Gaming Holdings Inc.-Founder, Chief Development Officer, General Counsel, Oct 2022- Present, and (ii) Torstar Corporation- Chief Development Officer, Nov 2020-Oct 2022.

Consulting Relationships

Currently, all of our officers and directors are working under consulting agreements/relationships and may dedicate time and resources to other functions and personal expenditures, some of which may conflict with our objectives as a company. Our officers and directors are not required under such consulting agreements/relationships to devote any specific hours per week to the affairs of the Company. Notwithstanding the foregoing, our officers and directors are bound to the Company in a fiduciary capacity as provided by the British Columbia Business Corporations Act. Our officers and directors must act good faith, honestly, and with a view to the best interests of the Company. They must act in good faith believing that they are acting in the Company’s best interests, they must exercise their own independent judgment, they must fully disclose personal interests when transacting with the Company and they may not take advantage of opportunities in the Company’s line of business without first presenting the opportunity to the Company. The Company has not waived any of the fiduciary duties of its officers and directors. Any and all conflicts of interest entered into by our officers and directors are brought to the company’s board of director’s attention, with a resolution to the conflict addressed as such, at the time of revealment.

Board Committees

We have not established an audit committee, compensation committee, or nominating committee.

13

Family Relationships

There are no familial relationships between any of our officers and directors.

Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five (5) years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Code of Ethics

We have not adopted any specific Code of Ethics.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to our executive officers and directors for all services rendered in all capacities to us during the previous fiscal year ended as of September 30, 2024. The below figures are represented in Canadian Dollars

Name	Capacities in Which Compensation was Received	Cash Compensation	Other Compensation	Total Compensation
Ken Lyons	CEO, Director	$283,848	0	$283,848
Robert Leeder	Chairman/President	$246,000	0	$246,000
Christina Dykun	Director	$33,250	0	$33,250
Ben Powell	CFO	$99,949	37,500	$137,449

Consulting Agreements

Consulting Agreement with CEO of Midori Group

On January 11, 2021, Midori Group entered into a consulting agreement with a company owned and controlled by the CEO of the Company, K. Lyons Enterprises Inc., for an initial term of 10 years. In exchange for executive services from our CEO, the Company agreed to compensate the consultant as follows: (i) a fee at a rate of CAD$27,085 per month commencing August 1, 2021 plus the Canadian Harmonized Sales Tax (HST); and (ii) in the event that the Company or an entity that acquires all of the issued and outstanding securities of the Company (“Parentco”), completes a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States (a “Listing Event”), the Company or Parentco shall award the consultant 1,000,000 restricted stock units (“RSUs”) concurrently with a Listing Event pursuant to the terms of a RSU Plan to be adopted by the Company or Parentco.

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The Company may terminate the consulting agreement upon providing the consultant with 36 months’ notice in writing; provided the Company may provide the consultant with 36 months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within 90 days of each fiscal year-end over the 36-month termination period. The agreement may be immediately terminated upon certain uncured breaches by consultant.

Consulting Agreement with President of Midori Group

On January 11, 2021, Midori Group entered into a consulting agreement with a company owned and controlled by the President of the Company, 2863358 Ontario Inc., for an initial term of 10 years. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of CAD$27,085 per month commencing August 1, 2021 plus HST; and (ii) in the event that the Company or an entity that acquires all of the issued and outstanding securities of Parentco, completes a Listing Event, the Company or Parentco shall award the consultant 1,000,000 RSUs concurrently with a Listing Event pursuant to the terms of a RSU Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with 36 months’ notice in writing; provided the Company may provide the consultant with 36 months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within 90 days of each fiscal year-end over the 36- month termination period. The agreement may be immediately terminated upon certain uncured breaches by consultant.

Consulting Agreement with CFO of Midori Group

On January 15, 2024, Midori Group entered into a consulting agreement with a company owned and controlled by the CFO of the Company. 2271362 Alberta Ltd., for an initial term of one year. On January 1, 2025, Midori Group entered into a new agreement with 2271362 Alberta Ltd. Automatically renewing for successive 1 year term unless written notice is provided by either party. For our CFO’s executive services to the Company, the Company agreed to compensate the consultant as follows: (i) a fee at a rate of CAD$8,500 per month plus HST; and (ii) 1,200,000 options, vesting bi-yearly for a period of 36 months upon the execution of the agreement, with an exercise price of C$0.50. The Company may terminate the consulting agreement upon providing the consultant with 180 days’ notice in writing; provided the Company may provide the consultant with 180 days’ pay in lieu of notice. The agreement may be immediately terminated upon certain uncured breaches by consultant.

Director Services Agreement with Christina Dykun

Effective January 1, 2024, the Company entered into an amended and restated Director Services Agreement with Christina Dykun. In exchange for Ms. Dykun serving as a director of the Company, the Company has agreed to pay Ms. Dykun a monthly fee of CAD$2,500. Ms. Dykun is eligible to participate in the Company’s incentive stock option plan and upon the listing of the Company on a stock exchange in Canada or the United States while she is a director of the Company Ms. Dykun will be granted 500,000 options to purchase up to 500,000 common shares of the Company at a price of CAD$0.50. Ms. Dykun will also be eligible to participate in the Company’s restricted stock unit plan (the “RSU Plan”) and upon listing will be eligible to be awarded restricted stock units at the discretion of the Company’s board of directors and in accordance with the RSU Plan. The Company also agreed to issue 200,000 common shares in the capital of the Company at a deemed price of CAD$0.50 per share.

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The Company has further agreed to pay the Ms. Dykun a success fee upon the Company successfully completing any equity financing during the term of her agreement equal to a cash payment of 3.0% of the gross proceeds of any financing plus that number of common shares of the Company which is equal to 3.0% of the number of common shares sold pursuant to any financing at a deemed price equal to the offering price of any such financing.

Director Services Agreement with Corey Goodman

The Company has entered into a written agreement with Corey Goodman. The Company has agreed to pay Mr. Goodman CAD$15,000 and to issue him 50,000 shares of common shares.

Equity Incentive Plan

The Board approved a rolling stock option plan on January 21, 2022 (the “Option Plan”), which provides for a total of 10% of the issued and outstanding Common Shares available for issuance thereunder.

The purpose of the Option Plan is to allow the Company to grant stock options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such Options is intended to align the interests of such persons with that of the Company’s shareholders.

The tables below summarize information in CAD$ about the issued options as of September 30, 2025:

	Shares under Option	Exercise Price	Expiry Date
Executive Officers	Nil	N/A	N/A
Directors	Nil	N/A	N/A
Employees	Nil	N/A	N/A
Consultants	1,200,000	$0.50	5 years from the date of vesting
Advisor (1)	1,000,000	$0.50	5 years from the date of listing

(1) Consists of Dale Storey who is an advisor to the Company. Mr. Storey has been engaged as a salesperson to sell our product to customers. His compensation does not vest until he makes $10M in sales. Mr. Storey is not an affiliate of the Company or its officers and directors.

Administration

The Option Plan shall be administered by the Board, a special committee of the Board (the “Committee”) or by an administrator appointed by the Board or the Committee (the “Administrator”) either of which will have full and final authority with respect to the granting of all Options thereunder. Options may be granted under the Option Plan to such directors, officers, employees or consultants of the Company, as the Board, the Committee or the Administrator may from time to time designate.

Number of Common Shares Reserved

Subject to adjustment as provided for in the Option Plan, the aggregate number of Common Shares which will be available for purchase pursuant to Options granted under to the Option Plan will not exceed 10% of the number of Common Shares which are issued and outstanding on the particular date of grant. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to the Option Plan.

Exercise Price

The exercise price at which an Option holder may purchase a Common Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option certificate (an “Option Certificate”) issued in respect of the Option. The exercise price shall not be less than the price determined in accordance with Nasdaq Capital Market policies while, and if, the Company’s Common Shares are listed on the Nasdaq Capital Market.

Maximum Term of Options

The term of any Option granted under the Option Plan (the “Term”) shall be determined by the Board, the Committee or the Administrator, as applicable, at the time the Option is granted but, subject to earlier termination in the event of termination, or in the event of death or disability of the Option holder. In the event of death or disability, the Option shall expire on the earlier of the date which is one year following the date of disability or death and the applicable expiry date of the Option. Options granted under the Option Plan are not to be transferable or assignable other than by will or other testamentary instrument or pursuant to the laws of succession.

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Termination

Subject to such other terms or conditions that may be attached to Options granted under the Option Plan, an Option holder may exercise an Option in whole or in part at any time and from time to time during the Term. Any Option or part thereof not exercised within the Term shall terminate and become null, void and of no effect as of the date of expiry of the Option. The expiry date of an Option shall be the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate or, if no such date is set out in for the Option Certificate the applicable circumstances, the date established, if applicable, in paragraphs (a) or (b) below or in the event of death or disability (as discussed above under “Maximum Term of Options”) or in the event of certain triggering events occurring, as provided for under the Option Plan:

(a) Ceasing to Hold Office - In the event that the Option holder holds his or her Option as an executive and such Option holder ceases to hold such position other than by reason of death or disability, the expiry date of the Option shall be, unless otherwise determined by the Committee, the Board or the Administrator, as applicable and expressly provided for in the Option certificate, the 30th day following the date the Option holder ceases to hold such position unless the Option holder ceases to hold such position as a result of:

(i)	ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;
(ii)	a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or
(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position;

OR	(i)	termination for cause;
	(ii)	resigning his or her position; or
	(iii)	an order made by any Regulatory Authority having jurisdiction to so order,

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option holder ceases to hold the position of executive, employee or consultant for which the Option was originally granted, but comes to hold a different position as an executive, employee or consultant prior to the expiry of the Option, the Committee, the Board or the Administrator, as applicable, may, in its sole discretion, choose to permit the Option to stay in place for that Option holder with such Option then to be treated as being held by that Option holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option holder. Notwithstanding anything else contained in the Option Plan, in no case will an Option be exercisable later than the expiry date of the Option.

Executive Compensation Philosophy

Our Board of Directors determines the compensation given to our executive officers in their sole determination. Our Board of Directors reserves the right to pay our executives or any future executives a salary, and/or issue them shares of common stock issued in consideration for services rendered and/or to award incentive bonuses which are linked to our performance, as well as to the individual executive officer’s performance. This package may also include long-term stock based compensation to certain executives, which is intended to align the performance of our executives with our long-term business strategies. Additionally, while our Board of Directors has not granted any performance base stock options to date, the Board of Directors reserves the right to grant such options in the future, if the Board in its sole determination believes such grants would be in the best interests of the Company.

The Board of Directors may grant incentive bonuses to our executive officers and/or future executive officers in its sole discretion, if the Board of Directors believes such bonuses are in the Company’s best interest, after analysing our current business objectives and growth, if any, and the amount of revenue we are able to generate each month, which revenue is a direct result of the actions and ability of such executives.

In order to attract, retain and motivate executive talent necessary to support the Company’s long-term business strategy we may award our executives and any future executives with long-term, stock-based compensation in the future, at the sole discretion of our Board of Directors.

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Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the ownership, as of September 30, 2025, of our common stock by each person known by us to be the beneficial owner of more than 10% of any class of our outstanding voting stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

As of September 30, 2025, there are a total of approximately 48,568,500 votes eligible to be cast in any Company vote.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. Unless otherwise noted, the address of each shareholder listed in the table is the same as the Company.

Title of Class	Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class

Common Shares	Ken Lyons	10,500,000	0	21.62%
Common Shares	Robert Leeder	10,500,000	0	21.62%
Common Shares	Christina Dykun	272,000	0	0.56%
Common Shares	Ben Powell	75,000	0	0.15%
Common Shares	Officers and Directors as a Group (4)	21,347,000	0	43.95%

(1)	Ken Lyons holds his shares in his corporation (100004067 Ontario Inc.) and also gifted shares to family members (however, Ken Lyons controls [or is proxy for] all of the votes).

(2)	Robert Leeder holds his shares in his corporation (2863358 Ontario) and gifted shares to two daughters (however, Robert Leeder controls [or is proxy for] all of the votes).

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described above and within the section entitled Executive Compensation of this Offering Circular, none of the following parties (each a “Related Party”) has, in our fiscal years ended 2025 and 2024 had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

●	any of our directors or officers;
●	any nominee for election as a director;
●	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock; or
●	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

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During the year ended September 30, 2025, the CEO of the Company charged fees of $246,400 (2024 – $287,425) for consulting services, which are included in management and consulting fees. Accounting fees of $37,448 (2024 – $40,020), which are included in professional fees, were also charged by a company controlled by the CEO. As at September 30, 2025, no amount was owed to the CEO and the company controlled by him (September 30, 2024 – $nil).

During the year ended September 30, 2025, the President of the Company charged fees of $246,000 (2024 – $289,425) for consulting services, which are included in management and consulting fees. As at September 30, 2025, no amount was owed to the President of the Company (September 30, 2024 – $nil).

During the year ended September 30, 2025, the CFO of the Company charged fees of $99,949 (2024 – $56,500) for CFO services, which are included in management and consulting fees. As at September 30, 2025, no amount was owed to the CFO (September 30, 2025 – $nil).

During the year ended September 30, 2024, the Company’s former CFOs charged fees of $75,330 for CFO services, which are included in management and consulting fees. As at September 30, 2025, no amount was owed to the CFO (September 30, 2024 – $nil).

Other related party transactions

During the year ended September 30, 2025, certain directors of the Company charged fees of $33,250 (2024 – $30,000) for strategic advisory services and board fees, which are included in management and consulting fees.

In 2024, the Company also issued 200,000 common shares to the director, as compensation for providing services to the Board. These common shares, valued at $100,000, were included in stock-based compensation on the consolidated statements of loss and comprehensive loss. In connection to the Private Placement which closed on May 9, 2024, the same director was also paid a success fee in cash in the amount of $36,000 and issued 72,000 common shares. As at September 30, 2025, no amount was owed to the director (September 30, 2024 – $nil).

During the year ended September 30, 2024, the Company issued 75,000 common shares to the CFO, as consideration for services provided. These common shares, valued at $37,500, were included in stock-based compensation on the consolidated statements of loss and comprehensive loss.

Item 6. OTHER INFORMATION

On September 29, 2025, the Company dismissed MNP LLC (“MNP”) as its independent registered public accounting firm. The decision to dismiss MNP was approved by the Company’s Board of Directors. MNP’s audit reports on the Company’s consolidated financial statements for the fiscal years ended 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

There were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to MNP’s satisfaction, would have caused MNP to make reference to the subject matter of the disagreement in connection with its audit reports. There were also no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided MNP with a copy of this disclosure and requested that MNP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein.

On November 13, 2025, the Company engaged Horizon Assurance LLP (“Horizon”) as its new independent registered public accounting firm. Prior to its engagement, neither the Company nor anyone acting on its behalf consulted with Horizon regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any matter that was the subject of a disagreement or reportable event (each as defined in Item 304(a) of Regulation S-K).

The Company intends to file the auditor letter required by Item 304(a) of Regulation SK as an amendment to this filing.

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Item 7. FINANCIAL STATEMENTS

MIDORI GROUP INC. AND SUBSIDIARIES

F-1

Midori Group Inc.

Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian Dollars)

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Midori Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Midori Group Inc. (the “Company”) as of September 30, 2025, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Except for the matter of the Material Uncertainty Related to Going Concern described above, we have determined that there are no other critical audit matters to communicate in our report.

We have served as the Company’s auditor since 2025.

Horizon Assurance LLP
January 23, 2026	Chartered Professional Accountant
Markham, Ontario	Licensed Public Accountant

219 - 7100 Woodbine Ave., Markham, ON L3R 5J2	info@horizonllp.ca	www.horizonllp.ca

F-3

Midori Group Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	As at September 30, 2025	As at September 30, 2024
	$	$
Assets
Current
Cash	500,855	434,348
Short-term investments	-	1,015,386
Accounts receivable	264,386	122,213
Income tax recoverable	-	-
Prepaid expenses	81,248	73,524
Inventories	101,791	266,382
Total Current Assets	948,280	1,911,853
Equipment	-	583
Total Assets	948,280	1,912,436

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	167,019	240,480
Subscription payable	-	58,847
Income tax payable	-	-
Total Liabilities	167,019	299,327

Equity
Share capital	12,657,564	12,107,564
Shares to be issued	6,250	400,000
Share-based payments reserve	285,237	67,900
Warrants reserve	5,990,716	5,990,716
Accumulated other comprehensive income	29,159	9,106
Accumulated deficit	(18,187,665)	(16,962,177)
Total Shareholders’ Equity	781,261	1,613,109
Total Liabilities and Shareholders’ Equity	948,280	1,912,436

Approved on behalf of the Board of Directors:

“Ken Lyons”
Ken Lyons, Director

“Christina Dykun”
Christina Dykun, Director

The accompany notes are an integral part of these consolidated financial statements

F-4

Midori Group Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

	Years ended Sept 30,
	2025	2024
	$	$
Revenue
Revenue	1,155,094	994,686
Cost of sales	(627,535)	(448,576)
Gross Profit	527,559	546,110

Expenses
Management and consulting fees	910,152	1,097,340
Professional fees	358,930	542,185
Marketing	86,660	28,917
Office and general	108,048	110,090
Commissions	61,800	71,614
Travel expenses	28,399	43,409
Stock-based compensation	317,337	547,308
Research and development	2,900	66,030
Storage	8,154	9,667
Depreciation	917	1,651
Allowance for expected credit losses	(124,441)	-
Total Expenses	(1,758,856)	(2,518,211)

Operating Income (Loss)	(1,231,297)	(1,972,101)

Other Expenses
Interest income	18,437	15,386
Interest expense	(5,839)	-
Legal settlement	-	(56,216)
Foreign exchange	(6,789)	(12,242)
Total Other Expenses	5,809	(53,072)

Net Income (Loss) Before Tax	(1,225,488)	(2,025,173)
Income tax provision	-	-

Net Loss	(1,225,488)	(2,025,173)
Exchange differences on translating foreign operations	20,053	9,106

Net Loss and Comprehensive Loss	(1,205,435)	(2,016,067)

Weighted-average number of outstanding shares	48,267,952	45,753,516

Net loss per share	(0.025)	(0.044)

The accompany notes are an integral part of these consolidated financial statements

F-5

Midori Group Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

	Number of Shares	Share Capital Amount	Shares to be Issued	Share-Based Payments Reserves	Warrant Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	$	$	$	$	$	$	$	$
Balance, September 30, 2023	44,646,500	10,775,674	-	58,092	6,094,000	-	(15,059,004)	1,868,762
Issuance of shares from private placement (Note 9)	2,400,000	1,200,000	-	-	-	-	-	1,200,000
Share issuance costs (Note 9)	72,000	(43,110)	-	-	-	-	-	(43,110)
Issuance from legal settlement (Notes 9 and 11)	75,000	37,500	-	-	18,716	-	-	56,216
Issuance as consideration for services (Note 9)	275,000	137,500	-	-	-	-	-	137,500
Stock-based compensation (Notes 9 and 10)	-	-	400,000	9,808	-	-	-	409,808
Expiry of agent warrants (Note 11)	-	-	-	-	(122,000)	-	122,000	-
Exchange differences on translating foreign operations	-	-	-	-	-	9,106	-	9,106
Net loss for the year	-	-	-	-	-	-	(2,025,173)	(2,025,173)
Balance, September 30, 2024	47,468,500	12,107,564	400,000	67,900	5,990,716	9,106	(16,962,177)	1,613,109

Balance, September 30, 2024	47,468,500	12,107,564	400,000	67,900	5,990,716	9,106	(16,962,177)	1,613,109
Issuance of shares from private placement (Note 9)	100,000	50,000	-	-	-	-	-	50,000
Issuance as consideration for services (Note 9)	800,000	400,000	(393,750)	-	-	-	-	6,250
Issuance of warrants for legal settlement (Notes 8 and 11)	-	-	-	-	-	-	-	-
Stock-based compensation (Notes 9 and 10)	200,000	100,000	-	217,337	-	-	-	317,337
Exchange differences on translating foreign operations	-	-	-	-	-	20,053	-	20,053
Net loss for the year	-	-	-	-	-	-	(1,225,488)	(1,225,488)
Balance, September 30, 2025	48,568,500	12,657,564	6,250	285,237	5,990,716	29,159	(18,187,665)	781,261

The accompany notes are an integral part of these consolidated financial statements

F-6

Midori Group Inc.

Consolidated Statements of Cash Flows

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

	Years ended Sept 30,
	2025	2024
	$	$
CASH FLOWS USED IN OPERATING ACTIVITIES
Net income (loss)	(1,225,488)	(2,025,173)
Adjustments to non-cash items
Allowance for expected credit losses	(124,441)	-
Accrued interest on short-term investments	(18,437)	(15,386)
Depreciation	917	1,651
Stock-based compensation	317,337	547,308
Services to be paid in shares	6,250	-
Legal settlement	-	56,216
Other income	-	(28,254)
Foreign exchange	-	-
	(1,043,861)	(1,463,638)

Net change in non-cash working capital items:
Accounts receivable	(10,373)	214,917
Income tax recoverable	-	3,738
Prepaid expenses	(1,693)	(60,944)
Inventories	124,220	75,710
Accounts payable and accrued liabilities	(63,739)	(38,614)
Subscription payable	(58,848)	-
	(10,433)	194,807

Cash flows (used in) operating activities	(1,054,295)	(1,268,831)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	-	(1,000,000)
Redemptions of short-term investments	1,033,823	-

Cash flows from investing activities	1,033,823	(1,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from private placement	50,000	1,200,000
Share issuance costs	-	(43,110)
Loan from Midori Group.	-	-

Cash flows from financing activities	50,000	1,156,890

Increase (decrease) in cash	29,529	(1,111,941)
Effect of foreign exchange on cash	36,979	9,106
Cash, beginning of period/year	434,348	1,537,183

Cash, end of period/year	500,855	434,348

The accompany notes are an integral part of these consolidated financial statements

F-7

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

1. Nature of Operations and Going Concern

Midori Group Inc. (“Midori Group” or the “Company”) was originally incorporated as 1284670 B.C. Ltd. in British Columbia, Canada under the British Columbia Business Corporations Act on January 19, 2021 and was renamed to Midori Group Inc. on June 29, 2022. Its wholly-owned operating subsidiary, Midori-Bio Inc. (“Midori-Bio”), was incorporated in Ontario, Canada, under the Canada Business Corporations Act on January 6, 2021. The Company distributes, markets and sells a green biodegradable plastic additive. The Company currently buys the additive from a third-party supplier and then markets and sells it under the Company’s private brand label, “Midori Biosolutions”. The Company’s head office is located at 5 Hazelton Avenue Suite 400, Toronto, Ontario, M5R 2E1, Canada. The registered and records office of the Company is located at 700 West Georgia Street, Suite 2200, Vancouver, British Columbia, V7Y 1K8, Canada.

The consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. During the year ended September 30, 2025, the Company incurred a net loss of $1,225,488 (2024 – net loss of $2,025,173), and as of that date, the Company’s accumulated deficit was $18,187,665 (September 30, 2024 – accumulated deficit of $16,962,177). It is not possible to predict whether financing efforts will continue to be successful in the future or if the Company will attain profitable levels of operations. These conditions represent material uncertainties which cast substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”), and IFRIC® Interpretations of the IFRS Interpretations Committee (“IFRIC”). The accounting policies set out below were consistently applied to all periods presented unless otherwise noted.

These consolidated financial statements were reviewed, approved, and authorized for issuance by the Board of Directors of the Company (the “Board”) on January 23, 2026.

(b) Basis of Presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards, on the historical cost basis, except for financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and Midori-Bio. Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

(d) Functional Currency

The functional and presentation currency of the Company is the Canadian dollar (“$” or “CAD”) and the functional currency for its subsidiary is the United States dollar (“USD”). The functional currency is the currency of the primary economic environment in which the Company operates.

F-8

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

2. Basis of Preparation (continued)

(e) Significant Accounting Judgments and Estimates

The preparation of these consolidated financial statements in conformity with IFRS® Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue, and expenses. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue, and expenses, and uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. These estimates are reviewed periodically, and adjustments are made as appropriate in the period they become known. Items for which actual results may differ materially from these estimates and judgments are described as follows:

Going concern

At each reporting period, management exercises judgment in assessing the Company’s ability to continue as a going concern by reviewing the Company’s performance, resources and future obligations. The conclusion that the Company will be able to continue as a going concern is subject to critical judgments of management with respect to assumptions surrounding the short and long-term operating budgets, expected profitability, investment and financing activities and management’s strategic planning. The assumptions used in management’s going concern assessment are derived from actual operating results along with industry and market trends. Management believes there is sufficient capital to meet the Company’s business obligations for at least the next 12 months, after taking into account expected cash flows, capital commitments, future financing and the Company’s cash position at year-end.

Principal versus agent considerations

The assessment of whether the Company acts as a principal or agent with regards to the sale of the private brand labeled additive under the Distribution Agreement (defined hereafter) requires significant judgment.

Fair value of financial assets and financial liabilities

Fair value of financial assets and financial liabilities on the consolidated statements of financial position that cannot be derived from active markets, are determined using a variety of techniques including the use of valuation models. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. The judgments include, but are not limited to, consideration of model inputs such as volatility, estimated life and discount rates.

Expected credit losses on financial assets

Determining an allowance for expected credit losses (“ECL”) for amounts receivable and all financial assets not held at fair value through profit or loss (“FVTPL”) requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management’s judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Valuation of inventories

In valuing its inventories, the Company must also determine if the cost of any inventories exceeds its net realizable value (“NRV”), such as cases where prices have decreased, or inventories have spoiled or otherwise been damaged. The Company estimates the NRV of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company’s inventory valuation and gross profit.

Provisions

The Company recognizes a provision if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

F-9

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

2. Basis of Preparation (continued)

(e) Significant Accounting Judgments and Estimates (continued)

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Valuation of share-based compensation

Management determines the costs for share-based compensation on options using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgments are used in applying the valuation techniques. These assumptions and judgments include the expected volatility of the share price, expected forfeitures, expected dividend yield, expected term of the warrants or options, and expected risk-free interest rate. Such assumptions and judgments are inherently uncertain. Changes in these assumptions can affect the fair value estimates of share-based compensation.

Functional currency

The functional currency for the Company and its subsidiary is the currency of the primary economic environment in which it operates. Determination of functional currency involves significant judgments, and other entities may make different judgments based on similar facts. The Company reconsiders periodically the functional currency of its businesses if there is a change in the underlying transactions, events or conditions which determine its primary economic environment.

3. Summary of Material Accounting Policies

(a) Cash

Cash comprises amount of cash on hand and demand deposits held in Canadian chartered banks, and other short-term highly liquid investments that are readily convertible to a known amount of cash and not subject to a significant risk of changes in value.

(b) Revenue Recognition

The Company recognizes revenue in accordance with IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”). Revenue is recorded at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 are applied using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligation in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract, and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue related to sales of goods is recognized based on the consideration specified in contracts with customers. The Company recognizes revenue at a point in time when it transfers control of the goods to the buyer. This is generally at the time the customer obtains legal title to the product and when it is physically transferred to the custody transfer point agreed with the customer. For goods ordered and paid for and subsequently picked up by or delivered to the customer, revenue is recorded as deferred revenue until legal title has been transferred to the customer.

The Company generates revenue from distributing a single private brand labeled additive (the “Midori Biosolutions additive”) which is produced and supplied by only one supplier (the “Supplier”). For revenue generated under the Distribution Agreement, the Company has a single performance obligation, with no variable considerations in its selling price. The Company acts as a principal. The Company holds inventory of the Midori Biosolutions additive. The sale price of the Midori Biosolutions additive is solely dictated by the Company. All of the performance obligations and rights of the sales contract the Company enters into are solely fulfilled by the Company.

Revenue is presented on a gross basis.

F-10

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

3. Summary of Material Accounting Policies (continued)

(b) Revenue Recognition (continued)

Deferred revenue

Deferred revenue comprises the value of sales of goods which had been charged to a customer when an order is placed, for which it will be delivered in the future.

(c) Financial Instruments

The Company classifies and measures financial instruments in accordance with IFRS 9 – Financial Instruments (“IFRS 9”). A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. The Company recognizes financial assets and financial liabilities on the consolidated statements of financial position when it becomes a party to the financial instrument or derivative contract.

Classification

The Company classifies its financial assets and financial liabilities in the following measurement categories: (a) those to be measured subsequently at FVTPL; (b) those to be measured subsequently at fair value through other comprehensive income (“FVTOCI”); and (c) those to be measured at amortized cost. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flow. Financial liabilities are classified as those to be measured at amortized cost unless they are designated as those to be measured subsequently at FVTPL (irrevocable election at the time of recognition). For financial assets and financial liabilities measured at fair value, gains and losses are recorded in profit or loss.

The Company reclassifies financial assets when its business model for managing those assets changes. Financial liabilities are not reclassified.

Fair value through profit or loss

This category includes derivative instruments as well as quoted equity instruments which the Company has not irrevocably elected, at initial recognition or transition, to classify at FVTOCI. This category would also include debt instruments whose cash flow characteristics fail the solely principal and interest (“SPPI”) criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. Financial assets in this category are recorded at fair value with changes recognized in the consolidated statements of loss and comprehensive loss.

Financial assets at fair value through other comprehensive income

Equity instruments that are not held-for-trading can be irrevocably designated to have their change in FVTOCI instead of through profit or loss. This election can be made on individual instruments and is not required to be made for the entire class of instruments. Attributable transaction costs are included in the carrying value of the instruments. Financial assets at FVTOCI are initially measured at fair value and changes therein are recognized in other comprehensive income (loss) (“OCI”). As at September 30, 2025 and 2024, the Company did not have any financial assets at FVTOCI.

Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion. Financial assets classified in this category are measured at amortized cost using the effective interest method.

The Company’s classification of financial assets and financial liabilities under IFRS 9 are summarized below:

Cash	Amortized cost
Short-term investments	Amortized cost
Accounts receivable (excluding sales tax recoverable)	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Subscription payable	Amortized cost

F-11

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

3. Summary of Material Accounting Policies (continued)

(c) Financial Instruments (continued)

Measurement

All financial instruments are required to be measured at fair value on initial recognition, plus, in the case of a financial asset or financial liability not at FVTPL, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at FVTPL are expensed on the consolidated statements of loss and comprehensive loss. Financial assets and financial liabilities with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are on the principal outstanding are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods, with any changes taken through the consolidated statements of loss and comprehensive loss (irrevocable election at the time of recognition). For financial liabilities measured subsequently at FVTPL, changes in fair value due to credit risk are recorded in OCI.

Expected credit loss impairment model

IFRS 9 introduced a single ECL impairment model, which is based on changes in credit quality since initial application. The adoption of the ECL impairment model had resulted in a provision of ECL recorded on the Company’s consolidated statements of loss and comprehensive loss. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts.

Derecognition

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of loss and comprehensive loss.

The Company derecognizes financial liabilities only when its obligation under the financial liabilities is discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid or payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive loss.

(d) Inventories

Inventories consisting of raw materials are stated at the lower of cost and NRV. Cost is determined using weighted average costs, and includes all costs incurred to deliver inventories to the Company’s warehouse including freight, non-refundable taxes, duty and other landing costs.

The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its NRV based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated NRV of its inventories below its previous estimate, the Company would increase its reserve in the period in which it made such a determination.

(e) Provision

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

F-12

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

3. Summary of Material Accounting Policies (continued)

(e) Provision (continued)

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

As at September 30, 2025 and 2024, the Company had no material provisions.

(f) Income Taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or OCI, in which case the income tax is also recognized directly in equity or OCI.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non- discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the assets to be recovered.

(g) Share Capital

Common shares, issued and to be issued, are classified as equity. Costs incurred in connection with the issuance of share capital are netted against the proceeds received. Costs related to the issuance of share capital and incurred prior to issuance are recorded as deferred share issuance costs and subsequently netted against proceeds when they are received.

(h) Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. The diluted loss per share reflects the potential dilution of common share equivalents, in the weighted average number of common shares outstanding during the period, if dilutive. The “treasury stock method” is used for the assumed proceeds upon the exercise of the options and warrants that are used to purchase common shares at the average market price during the period.

(i) Share-Based Payments

The Company, from time to time, grants share options to directors, officers, and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model (“Black-Scholes”), and is recognized over the vesting period for employees using the graded method. Fair value of share-based payments for non- employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using Black-Scholes.

For both employees and non-employees, the fair value of share-based payments is recognized as an expense with a corresponding increase in share-based payments reserve. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in share capital and the related share-based payment is transferred to share capital.

F-13

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

3. Summary of Material Accounting Policies (continued)

(i) Share-Based Payments (continued)

Where a grant of options is cancelled and settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest, except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense. The amounts recorded in reserves for unexercised share options are transferred from share-based payments reserve to accumulated deficit upon their expiry or cancellation.

(j) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(k) Foreign Currency Translation

Transactions in foreign currencies are translated to the functional currency at a rate of exchange approximating the prevailing rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate in effect at that date. Nonmonetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

The assets and liabilities of entities with a functional currency that differs from the presentation currency are translated to the presentation currency as follows:

●	Assets and liabilities are translated at the closing rate at the financial period;
●	Income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case, income and expenses are translated at the rate on the dates of the transactions);
●	Equity transactions are translated using the exchange rate at the date of the transaction; and
●	All resulting exchange differences are recognized as a separate component of equity as accumulated other comprehensive income.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future, and which in substance, is considered to form part of the net investment in the foreign operation, are recognized in accumulated other comprehensive income.

(l) Segment Reporting

The Company has a single reportable segment, which is marketing and selling a green biodegradable plastic additive.

The Company determines and presents operating segments based on the internal reports that are regularly reviewed by the Chief Operating Decision Maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the Company, has been identified as the Chief Executive Officer (“CEO”).

(m) Recent Accounting Pronouncements

At the date of authorization of these consolidated financial statements, the IASB and the IFRIC have issued the following amendments which are effective for annual periods beginning on or after January 1, 2026. Many are not applicable or do not have a significant impact to the Company and have been excluded.

F-14

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

3. Summary of Material Accounting Policies (continued)

(m) Recent Accounting Pronouncements (continued)

IFRS 18 – Presentation and Disclosure of Financial Statement (“IFRS 18”)

In April 2024, the IASB issued the new standard of IFRS 18. The standard aims to bring more transparency and comparability to the financial performance of companies, enabling investors to make better investment decisions. IFRS 18 introduces three sets of new requirements: improved comparability of the profit or loss statement (statement of income), improved transparency of management-defined performance measures, and more useful grouping of information in financial statements. IFRS 18 will replace IAS 1 – Presentation of Financial Statements. This standard becomes effective for years beginning on or after January 1, 2027, and companies may apply it earlier subject to authorization by relevant regulators. The Company is assessing the impacts to ensure that all information complies with the standard.

IFRS 9 and IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued narrow scope amendments to IFRS 9 and IFRS 7. The amendments were incorporated into Part I of the CPA Canada Handbook – Accounting in October 2024. The amendments provide clarification that a financial liability is derecognized on the ‘settlement date’, i.e., the date on which the liability is extinguished as the obligation specified in the contract is discharged or cancelled or expired and provide an accounting policy option to derecognize a financial liability that is settled in cash using an electronic payment system before the settlement date if specified criteria are met. An entity that elects to apply this derecognition option shall apply it to all settlements made through the same electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets with contingent features, including environmental, social and corporate governance (ESG) linked features and clarify that, for a financial asset to have ‘non-recourse’ features, the entity’s ultimate right to receive cash flows must be contractually limited to the cash flows generated by specified assets. The amendments also include factors that an entity should consider when assessing the cash flows underlying a financial asset with non-recourse features (the ‘look through’ test), clarify the characteristics of the contractually linked instruments that distinguish them from other transactions; and add new disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and financial instruments that have certain contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted. The amendments are to be applied retrospectively. In applying the amendments, an entity is not required to restate comparative periods. The Company is assessing the impacts to ensure that all information complies with the standard.

4. Short-Term Investments

During the year ended September 30, 2024, the Company had invested in certain guaranteed investment certificates (“GICs”) with maturity ranging between six months to one year valued at $1,000,000, which are measured at amortized cost. These short-term investments were held in order to collect contractual cash flows which are solely payments of principal and interest on the principal amount outstanding. As at September 30, 2024, these GICs were valued at $1,015,386.

During the year ended September 30, 2025, the Company redeemed these GICs for total proceeds of $1,033,823, including interest income received of $18,437 (2024 – interest income of $15,386).

5. Accounts Receivable

The Company’s accounts receivable balance comprises amounts in respect of trade receivables due from customers and Harmonized Sales Tax refunds.

	September 30, 2025	September 30, 2024
	$	$
Trade receivables	181,019	9,755
Sales tax recoverable	83,367	112,458
	264,386	122,213

During the year ended September 30, 2025, the Company received an amount previously deemed uncollectible from certain customers, and as a result, a reversal of allowance of ECL of $124,441 was recorded (2024 – $nil).

F-15

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

6. Inventories

The Company’s inventories comprise of raw materials recorded at the lower of cost and net realizable value. During the year ended September 30, 2025, inventories of $627,535 were expensed (2024 – $448,576).

7. Accounts Payable and Accrued Liabilities

	September 30,	September 30,
	2025	2024
	$	$
Trade payables	100,134	123,413
Accrued liabilities	66,885	117,067
	167,019	240,480

Accounts payable and accrued liabilities of the Company are principally comprised of amounts outstanding for trade purchases incurred in the normal course of business.

8. Subscription Payable

As at September 30, 2024 and 2023, the Company had a subscription payable balance of $58,847 due to an arm’s length party, from funds received from a previously proposed financing which did not close.

On December 12, 2024 (the “Effective Date”), the Company entered into a settlement agreement (the “Release and Settlement Agreement”) with the arm’s length party and agreed to deliver the following:

a.	Repay the subscription payable balance plus 3% interest compounded annually, for a sum total of $64,687 (including interest expense of $5,839) within five business days following the Effective Date (paid); and
b.	Within 20 business days following the Effective Date, the Company shall deliver 2,937,334 warrants (each a “Settlement Warrant”) of Midori Group with each such Settlement Warrant being exercisable into one common share of Midori Group at an exercise price of $0.05 for a period of 24 months from the date of delivery of the Settlement Warrants. The expiry date of the Settlement Warrants will be subject to acceleration at the sole discretion of the Company in the event of a Change of Control (as such term is defined in the warrant certificate) or in the event that Midori’s shares are approved for listing on a public stock exchange. These Settlement Warrants were issued to the arm’s length party on January 10, 2025 (see Note 11 for more details).

9. Share Capital

Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value.

Share capital transactions for the year ended September 30, 2024

On April 26, 2024, the Company entered into another Release and Settlement Agreement to settle certain court actions commenced by a third-party against the Company. On May 14, 2024, the Company issued (i) 75,000 common shares in the capital of the Company at a deemed price of $0.50 per common share; and (ii) common share purchase warrants (each a “Warrant”) for the purchase of up to 75,000 common shares at an exercise price of $1.00 per Warrant for a period of 36 months from the date of issuance. The common shares and the Warrants were valued at $37,500 based on the most recent fair value of share on the day of issuance and $18,716 (see Note 11), respectively. As a result of the Release and Settlement Agreement, a legal settlement amount of $56,216 was recorded on the consolidated statements of loss and comprehensive loss.

On May 9, 2024, the Company closed a private placement (the “Private Placement”) of 2,400,000 common shares at a price of $0.50 per common share, for gross proceeds of $1,200,000. In connection with the Private Placement, the Company paid a success fee in cash in the amount of $36,000 and issued 72,000 common shares to a director of Midori Group, pursuant to an amended director service agreement.

On May 15, 2024, the Company issued 75,000 common shares to the Chief Financial Officer (“CFO”), as consideration for services provided. The Company also issued 200,000 common shares to a director, as compensation for providing services to the Board. These common shares were valued at $137,500 and recorded as stock-based compensation on the consolidated statements of loss and comprehensive loss, based on the subscription price of the Private Placement.

F-16

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

9. Share Capital (continued)

Share capital transactions for the year ended September 30, 2025

On January 10, 2025, the Company issued 200,000 common shares to a third-party consultant as consideration for service provided (see Note 17). These common shares were valued at $100,000 and recorded as stock-based compensation on the consolidated statements of loss and comprehensive loss.

On June 11, 2025, the Company closed a Private Placement of 100,000 common shares at a price of $0.50 per common share, for gross proceeds of $50,000.

Shares to be issued

Pursuant to a referral fee agreement between Midori-Bio and a third-party referrer, the Company was required to issue 300,000 of its common shares to the referrer. As of September 30, 2024, these shares, valued at $150,000, had not yet been issued and were classified as shares to be issued on the consolidated statements of financial position. On November 12, 2024, the Company issued 300,000 common shares to the third-party referrer. Upon issuance of these common shares, the amount of $150,000 was transferred to share capital.

Pursuant to a consulting agreement between Midori-Bio and the third-party consultant, as the Company has not completed a listing of its securities on a recognized and publicly traded stock exchange in Canada or the United States (a “Listing Event”), within 24 months of December 28, 2021, the Company is required to issue 500,000 of the Company’s common shares to the consultant (see Note 17 for more details). As of September 30, 2024, these shares, valued at $250,000, had not yet been issued and were classified as shares to be issued on the consolidated statements of financial position. On January 10, 2025, the Company issued these common shares to the third-party consultant. Upon issuance of these common shares, the amount of $250,000 was transferred to share capital.

Pursuant to a director agreement between Midori Group and one of its directors, the Company was required to issue 50,000 of its common shares per annum. As of September 30, 2025, 12,500 common shares valued at $6,250 had yet been issued and were classified as shares to be issued on the consolidated statements of financial position.

10. Share-Based Payments Reserve

The Board of the Company approved a rolling stock option plan on January 21, 2022 (the “Option Plan”), which provides for a total of 10% of the issued and outstanding common shares available for issuance thereunder. The purpose of the Option Plan is to allow the Company to grant stock options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the Company’s shareholders.

On January 21, 2022, the Company granted 1,000,000 stock options with an exercise price of $0.50 per share having an expiry date that is five years from the date of listing of the shares on a public stock exchange (the “Listing Date”) to a consultant of the Company. The stock options will vest in accordance with the following:

i.	125,000 Shares will vest and be exercisable on or after 12 months from the Listing Date;
ii.	125,000 additional Shares will vest and be exercisable on or after 24 months from the Listing Date; and
iii.	The remaining 750,000 will vest in tranches as follows:

●	100,000 will vest upon each $5,000,000 of gross sales generated by Midori, solely from sales to the clients set forth on Schedule 1 attached to the Advisory Board Agreement dated January 21, 2022, between the Company and the Option Holder which shall be updated from time to time on written agreement of the parties.

The options were valued using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.65% and an expected life of approximately 6.53 years. The grant date fair value attributable to these options was $101,153, of which stock-based compensation of $9,781 was recorded in relation to the vesting of the options during the year ended September 30, 2025 (2024 – $9,808).

On January 1, 2025, the Company granted 1,200,000 stock options to an officer. The options are exercisable at a price of $0.50 per common share for a period of five years. 200,000 options will vest every six months commencing on June 1, 2025, for a period of 36 months up to January 1, 2028. The options were valued using Black-Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 2.87% and an expected life of approximately three years. The grant date fair value attributable to these options was $377,947, of which stock-based compensation of $207,556 was recorded in relation to the vesting of the options during the year ended September 30, 2025.

F-17

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

10. Share-Based Payments Reserve (continued)

The following table summarizes information of stock options outstanding and exercisable as at September 30, 2025:

Date of expiry	Number of options outstanding	Number of options exercisable	Exercise price	Weighted average remaining contractual life
	#	#	$	Years
January 1, 2028	1,200,000	200,000	0.50	2.25
July 31, 2028	1,000,000	-	0.50	2.85
	2,200,000	200,000	0.50	2.52

11. Warrants Reserve

The following summarizes the warrants activity for the years ended September 30, 2025 and 2024:

	2025		2024
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
	#	$	#	$
Outstanding, beginning of year	14,075,000	0.13	14,504,240	0.13
Issuance of Settlement Warrants (Note 8)	2,937,334	0.05	75,000	1.00
Expiry of agent warrants	-	-	(504,240)	0.50
Outstanding, end of year	17,012,334	0.11	14,075,000	0.13

Warrant transactions for the year ended September 30, 2024

On December 21, 2023, 464,240 agent warrants (each an “Agent Warrant”) exercisable at $0.50 expired unexercised. An amount of $112,322, representing the grant date fair value of these Agent Warrants, was transferred to accumulated deficit upon the expiry.

On January 21, 2024, 40,000 Agent Warrants exercisable at $0.50 also expired unexercised. An amount of $9,678, representing the grant date fair value of these Agent Warrants, was transferred to accumulated deficit upon the expiry.

On May 14, 2024, the Company issued 75,000 Warrants in connection with the Release and Settlement Agreement, as disclosed in Note 9. Each Warrant is exercisable at $1.00 to purchase one common share of the Company for a period of 36 months from the date of issuance. The grant date fair value of the Warrants issued was estimated to be $18,716 using Black- Scholes with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 4.13% and an expected life of three years. As a result of the Release and Settlement Agreement, a legal settlement amount of $56,216 was recorded on the consolidated statements of loss and comprehensive loss.

Warrant transactions for the year ended September 30, 2025

On January 10, 2025, the Company issued 2,937,334 Settlement Warrants in connection with the Release and Settlement Agreement, as disclosed in Note 8. Each Settlement Warrant is exercisable at $0.05 to purchase one common share of the Company for a period of 24 months from the date of issuance. As the Company did not have a history of its Warrants being exercised, these Settlement Warrants were valued at $nil on recognition.

Warrants extension

On June 12, 2024, the Company extended the maturity date of 9,000,000 Warrants exercisable at $0.05 originally set to expire on June 17, 2024, by one year, to June 17, 2025.

On June 17, 2025, the Company further extended the maturity date of these Warrants exercisable at $0.05 by one year, to June 17, 2026.

F-18

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

11. Warrants Reserve (continued)

The following table summarizes information of warrants outstanding as at September 30, 2025:

Date of expiry	Number of warrants outstanding	Exercise price	Weighted average remaining life
	#	$	Years
36 months from Listing	5,000,000	0.25	-
June 17, 2026	9,000,000	0.05	0.71
January 10, 2027	2,937,334	0.05	1.28
May 14, 2027	75,000	1.00	1.62
	17,012,334	0.11	0.60

12. Related Party Transactions

In accordance with IAS 24 – Related Party Disclosures, key management personnel, including companies controlled by them, are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the compensation committee of the Board.

The remuneration of members of key management personnel during the years ended September 30, 2025 and 2024 were as follows:

	2025	2024
	$	$
Chief Executive Officer	283,848	327,445
President	246,000	289,425
Chief Financial Officer	99,949	56,500
Former Chief Financial Officer	-	75,330
	629,797	748,700

During the year ended September 30, 2025, the CEO of the Company charged fees of $246,400 (2024 – $287,425) for consulting services, which are included in management and consulting fees. Accounting fees of $37,448 (2024 – $40,020), which are included in professional fees, were also charged by a company controlled by the CEO. As at September 30, 2025, no amount was owed to the CEO and the company controlled by him (September 30, 2024 – $nil).

During the year ended September 30, 2025, the President of the Company charged fees of $246,000 (2024 – $289,425) for consulting services, which are included in management and consulting fees. As at September 30, 2025, no amount was owed to the President of the Company (September 30, 2024 – $nil).

During the year ended September 30, 2025, the CFO of the Company charged fees of $99,949 (2024 – $56,500) for CFO services, which are included in management and consulting fees. As at September 30, 2025, no amount was owed to the CFO (September 30, 2025 – $nil).

During the year ended September 30, 2024, the Company’s former CFOs charged fees of $75,330 for CFO services, which are included in management and consulting fees. As at September 30, 2025, no amount was owed to the CFO (September 30, 2024 – $nil).

Other related party transactions

During the year ended September 30, 2025, certain directors of the Company charged fees of $33,250 (2024 – $30,000) for strategic advisory services and board fees, which are included in management and consulting fees.

In 2024, the Company also issued 200,000 common shares to the director, as compensation for providing services to the Board. These common shares, valued at $100,000, were included in stock-based compensation on the consolidated statements of loss and comprehensive loss. In connection to the Private Placement which closed on May 9, 2024, the same director was also paid a success fee in cash in the amount of $36,000 and issued 72,000 common shares. As at September 30, 2025, no amount was owed to the CFO (September 30, 2024 – $nil).

F-19

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

12. Related Party Transactions (continued)

Other related party transactions (continued)

During the year ended September 30, 2024, the Company issued 75,000 common shares to the CFO, as consideration for services provided. These common shares, valued at $37,500, were included in stock-based compensation on the consolidated statements of loss and comprehensive loss.

13. Income Taxes

The reconciliation of the Company’s combined Canadian federal and provincial statutory income tax rate of 26.5% (2024 – 26.5%) to the effective tax rate is as follows:

	Year ended September 30,	Year ended September 30,
	2025	2024
	$	$
Net loss before income taxes	(1,225,488)	(2,025,173)
Combined statutory income tax rate	26.5%	26.5%
Expected income tax recovery at current rate	(324,754)	(536,671)
Increase (decrease) to the income tax expense resulting from:
Non-deductible for tax purposes	84,560	4,215
Share issuance cost booked directly to equity	-	(11,640)
Tax rate differences	(2,087)	(5,654)
Change in tax benefits not recognized	242,281	549,750
Income tax expense (recovery)	-	-

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	Year ended September 30,	Year ended September 30,
	2025	2024
	$	$
Property, plant and equipment	5,361	5,361
Share issuance costs	111,025	204,806
Operating tax losses carried forward	7,857,392	6,878,182
	7,973,778	7,088,349

The Canadian operating tax loss carry forwards expire as noted in the table below.

Share issuance costs will be fully amortized in 2029.

The remaining deductible temporary differences may be carried forward indefinitely.

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian operating tax losses expire as follows:

Year	$
2042	2,569,670
2043	2,207,120
2044	2,101,396
2045	979,206
7,857,392

F-20

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

14. Segment Information

In accordance with IFRS 8 – Operating Segments, the CODM reviews the Company’s financial performance and allocates resources on a consolidated basis. The CODM does not review or manage operations by business line or geographical region, and therefore the Company has determined that it operates in a single reportable segment.

During the year ended September 30, 2025, the Company recorded revenues of $1,155,094 (2024 – $994,686). As at September 30, 2025, the Company had three customers located in Thailand, the Philippines and Singapore, whose sales represented approximately 92% of total revenue for the year ended September 30, 2025 (2024 – six customers from China and Thailand, for approximately 95% of total revenue).

15. Risk Management

The Company is exposed to various risks as it relates to financial instruments. Management, in conjunction with the Board, mitigates these risks by assessing, monitoring and approving the Company’s risk management process. There have not been any changes in the nature of these risks or the process of managing these risks from the previous reporting periods.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, short-term investments, and accounts receivable (excluding sales tax receivable), which expose the Company to credit risk should the borrower default on the maturity of the instruments. Cash are held with reputable Canadian chartered banks, which is closely monitored by management. Management believes that the credit risk concentration with respect to financial instruments included in cash is minimal.

The Company’s second exposure to credit risk is on accounts receivable (excluding sales tax recoverable). At each reporting period, management assesses the credit risk of its receivables balance. The Company believes it has no significant short- or-long-term credit risk with respect to accounts receivable. Trade receivables have been collected throughout the year. While the Company anticipates full recovery of the majority of these amounts, which are due in less than one year, and as a result, it has not recorded any allowance for expected credit loss for the year ended September 30, 2025 (2024 – $nil).

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company.

The Company generates cash flow primarily from its financing activities. The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted. As at September 30, 2025, the Company had total cash of $500,855 (September 30, 2024 – $434,348) which can be deployed, to settle current liabilities of $167,019 (September 30, 2024 – $299,327).

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at September 30, 2025:

	Carrying amount	Year 1	Year 2 to 3	Year 4 to 5
	$	$	$	$
Accounts payable and accrued liabilities	167,019	167,019	-	-

The Company manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasts and actual cash flows for a rolling period of 12 months to identify financial requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long-term financing of its operations.

Management believes there will be sufficient capital to meet short-term business obligations, after taking into account cash flow requirements from operations and the Company’s cash position as at September 30, 2025.

F-21

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

15. Risk Management (continued)

Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity and commodity prices. Management believes that the exposure to market risk is minimal.

Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The interest rate risk on bank deposits is insignificant as the deposits are short term.

Foreign currency risk

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company generates revenues from the U.S., and may have, from time to time, transactions denominated in foreign currencies. The Company’s primary exposure to foreign exchange risk is that transactions denominated in foreign currency may expose the Company to the risk of exchange rate fluctuations. The Company does not hedge its exposure to fluctuations in foreign exchange rates. Management monitors closely the movement of foreign exchange between CAD and USD and may periodically purchase USD when the rate of CAD appreciates versus USD.

Fair value

Fair value estimates of financial instruments are made at a specific point in time based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments consist of cash, short-term investments, accounts receivable (excluding sales tax receivable), accounts payable and accrued liabilities and subscription payable. The fair value of these financial instruments is approximately equal to their carrying value due to their short-term nature.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy has the following levels:

●	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2025 and 2024, the Company did not have any financial instruments which were carried at fair value.

16. Capital Management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the development of its planned business activities. The Board does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to sustain future development of the business. In order to carry out the planned business activities and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach for managing capital during the years ended September 30, 2025 and 2024.

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, shares to be issued, share-based payments reserve, warrants reserve, accumulated other comprehensive income and accumulated deficit. As at September 30, 2025, the Company’s capital consisted of a balance of $781,261 (September 30, 2024 – $1,613,109).

F-22

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

16. Capital Management (continued)

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources for its operations. To secure the additional capital necessary to pursue its business plan, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners. The Company monitors capital on the basis of maintaining sufficient cash flow to comply with financial obligations. There have been no changes to the Company’s approach to capital management since the last reporting period.

The Company is not subject to externally imposed capital requirements.

17. Commitments

Distributor Agreement

On January 25, 2021, the Company entered into a Distributor Agreement (the “Distributor Agreement”) with the IP Holder which owns the rights in and is engaged in the business of manufacturing, marketing, selling, and distributing certain organic additives, which when added to certain plastic resins, can render plastics biodegradable.

Pursuant to the Distributor Agreement, the Company agreed to purchase certain products of the IP Holder as set forth in the Distributor Agreement (the “Products”) and to resell the Products to certain clients as set forth in the Distributor Agreement (the “Customers”). The Company must also obtain written authorization from the IP Holder prior to making any solicitation to any Customers that are not set forth in the Distributor Agreement. Additional Customers may be added under the Distributor Agreement upon the written agreement of both parties. Customers are limited by certain territories as set forth in the Distributor Agreement (the “Exclusions”) and the Company will not directly or indirectly promote or market the Products in a manner that conflicts with the Exclusions.

Pursuant to the Distributor Agreement, the Company agreed to purchase, mark, and resell the Supplier’s ingredients (comprised of the Company’s purchases from the Supplier) representing a total volume (referred to together as the “Target Volume”) for each year at minimum of:

●	1,000 kilograms in the first year by January 25, 2022 (met)
●	2,000 kilograms in the second year by January 25, 2023 (met)
●	4,000 kilograms in the third year by January 25, 2024 (met)
●	6,000 kilograms in the fourth year by January 25, 2025 (met)
●	8,000 kilograms in the fifth year by January 25, 2026

In the event that the Company fails to meet the Target Volume in a given year, the Company will have 30 days from the date of notification from the IP Holder of such failure to cure the failure, and if not rectified in 30 days, the IP Holder will have the unilateral right to amend the Distributor Agreement to remove the exclusivity applicable to the Customers or terminate the Agreement. The Company will have the option, at the IP Holder’s discretion, to purchase the remaining quantity of Products at the end of each year to reach the Target Volume to continue the Distributor Agreement without amendments. The initial prices at which the Company purchases the Products from the IP Holder is set forth in the Distributor Agreement. The Company agreed to resell the Products to Customers at prices as it may determine in its discretion. The difference between the payment received by the Company and the initial pricing provided by the IP Holder if referred to as the “Profit Margin.” Any changes to pricing will occur upon not less than 30 days written notice by the IP Holder to Midori-Bio.

The term of the Distributor Agreement is for five years until terminated by either party as provided in the Distributor Agreement, and will renew automatically for an additional five years at the end of each term, however, each party will have the right to opt out of such renewals by providing written notice to the other party at least nine months prior to the expiration of the current term. In the event that the Distributor Agreement is not renewed at the election of the IP Holder, the Company will continue to earn the Profit Margin actually collected by the IP Holder for all Product sales to Customers at the time of such non-renewal for two years following such non-renewal. The Distributor Agreement may be terminated by either party as follows: (i) immediately upon written notice to the other party in the event such other party is in breach of the material terms, covenants or conditions of the Distributor Agreement and such breach is not cured within 30 days written notice of such breach or (ii) immediately upon written notice to the other party of “Cause,” as such term is defined in the Distributor Agreement.

Pursuant to the Distributor Agreement, the Company agreed to indemnify the IP Holder against any and all claims, demand, losses and suits, including reasonable attorney’s fees, resulting from any act or omission by the Company or its agents, employees, officers and directors arising from or related in any way to the Company’s activities in the course of performance and services under the Distributor Agreement or the Company’s breach of any provision of the Distributor Agreement. The Distributor Agreement contains confidentiality, non-competition, non-solicitation, and on-circumvention terms typically included in such agreements.

F-23

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

17. Commitments (continued)

Distributor Agreement (continued)

In the event that the Company sends the IP Holder a referral (the “Referral”) and (i) the Company does not actively manage the pre and post-sales activities with the Referral, and (ii) within six months of the initial Referral, begins purchasing products from the IP Holder, then the IP Holder will pay to the Company an amount equal to 2% of all net sales derived from the sale of such products to the Referral within the 24-month period following the initial sale of such Referrals. Amounts payable to the Company shall be subject to a charge-back or credit in favor of the IP Holder for any amount previously paid to the Company with respect to revenues that are refunded to Referrals or to the extent additional costs or expenses are incurred by the IP Holder relating to such sales following payment to the Company.

Consulting Agreement with CEO of Midori Group

On January 11, 2021, Midori Group entered into a consulting agreement with a company owned and controlled by the CEO of the Company for an initial term of 10 years. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of $27,085 per month commencing August 1, 2021 (amended to $22,000 per month on March 27, 2024); and (ii) in the event that the Company or an entity that acquires all of the issued and outstanding securities of the Company (“Parentco”), completes the Listing Event, the Company or Parentco shall award the consultant 1,000,000 restricted stock units (“RSUs”) concurrently with a Listing Event pursuant to the terms of a RSU Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with 36 months’ notice in writing; provided the Company may provide the consultant with 36 months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within 90 days of each fiscal year-end over the 36-month termination period.

Consulting Agreements with President of Midori Group

On January 11, 2021, Midori Group entered into a consulting agreement with a company owned and controlled by the President of the Company for an initial term of 10 years. The Company agreed to compensate the consultant as follows: (i) a fee at a rate of $27,085 per month commencing August 1, 2021 (amended to $22,000 per month on March 27, 2024); and (ii) in the event that the Company or an entity that acquires all of the issued and outstanding securities of Parentco, completes a Listing Event, the Company or Parentco shall award the consultant 1,000,000 RSUs concurrently with a Listing Event pursuant to the terms of a RSU Plan to be adopted by the Company or Parentco. The Company may terminate the consulting agreement upon providing the consultant with 36 months’ notice in writing; provided the Company may provide the consultant with 36 months’ pay in lieu of notice including the ten percent of the annual net profit of the Company calculated and payable within 90 days of each fiscal year-end over the 36-month termination period.

Consulting Agreement with VP of Business Development

On October 22, 2021, the Company entered into a consulting agreement with its VP of Business Development agreeing to act as a consultant to the Company. The term of the consulting agreement is for an initial term of six months, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one-year terms following the expiration of the initial term. The consultant agreed to serve as the Vice President of Business Development and Communication for the Company and to provide the Company with certain services with a minimum weekly commitment of 20 hours.

As compensation under the consulting agreement, the Company agreed to compensate the consultant as follows: (i) a monthly fee of $10,000 (amended to $5,000 per month effective January 1, 2023 with a commission percentage of 5% of net profit for any account that the VP of Business Development was involved in); (ii) allowing the consultant to use the tile “VP of Business Development and Communication”; (iii) upon Listing, the Company will award 250,000 shares of its RSUs, pursuant to the Company’s planned equity compensation plan (the “Plan”) to vest over 16 months as set forth in the agreement; (iv) upon Listing, the Company will grant 500,000 stock options to the consultant at the listing price under the Plan with 12,500 options becoming exercisable for every $500,000 in gross profits generated and collected by the Company that are introduced and into an ongoing contract with the Company solely as a result of the consultant’s efforts; and (v) the consultant will be paid a commission of 5% of the net profits from any clients that are introduced and enter into an ongoing contract with the Company solely as a result of the consultant’s efforts (this commission payment will cease 90 days after the termination of the consulting agreement).

The consulting agreement can be terminated by either party at any time for any reason by giving no less than 30 days prior written notice to the other party. Other than the commission payment noted above, there are no payment provisions associated with the termination of this the consulting agreement.

F-24

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

17. Commitments (continued)

Consulting Agreement with TR Global, LLC

On January 13, 2022, Midori-Bio entered into a consulting agreement with the Company, Midori-Bio’s parent company, and TR Global, LLC (“TR Global”), the Principle of TR Global agreeing to act as a consultant to Midori-Bio. The term of the consulting agreement is for an initial term of three years, unless terminated earlier in accordance with the agreement, and the parties may mutually agree to renew the consulting agreement in writing for successive one-year terms following the expiration of the initial term. The consultant agreed to provide Midori-Bio with the certain services with a minimum weekly commitment of 35 hours.

As compensation under the consulting agreement, Midori-Bio agreed to compensate the consultant as follows: (i) the Company agreed to issue 600,000 of its common shares to the consultant (issued) (ii) a monthly fee of USD $12,000 and (iii) one time fees equal to $50,000 (a) if a threshold of $500,000 gross sales achieved by Midori-Bio in 2022, (b) if a threshold of $2,000,000 gross sales achieved by Midori-Bio in 2023 and (c) if a threshold of $3,000,000 gross sales achieved by Midori- Bio in 2024. The consulting agreement may be terminated by either party at any time in the event of a material breach by the other party under the agreement. There is no payment provision associated with the termination of this consulting agreement.

On January 10, 2025, 200,000 common shares were issued to TR Global as consideration for service provided (see Note 9).

Consulting Agreement with Hotspex International Marketing Inc.

On December 23, 2021, Midori-Bio and the Company entered into a consulting agreement with Hotspex International Marketing Inc. (“HIM”), pursuant to which Midori-Bio engaged HIM to act as a consultant to assist Midori-Bio with respect to business development. The term of the consulting agreement is for an initial term of two years and can be renewed in writing for successive one-year terms. As compensation under the consulting agreement, Midori-Bio agreed to compensate HIM as follows (i) options to purchase 200,000 of the Company’s common shares pursuant to the Option Plan upon the listing of the Company on a public stock exchange and (ii) commission equal to 30% of the Midori-Bio’s net profits generated from sales during the first year of the term of the contract between Midori-Bio and a client listed on the consulting agreement (“Consulting Net Profits”). The Consulting Net Profits will decrease to 15% after each such client’s first year contract with Midori-Bio. In addition, if the consulting agreement is not renewed for any renewal term at the option of Midori-Bio, HIM will continue to receive the trailing payments of 15%, then 7.5%, and finally 3.5% for the time periods as set forth in the consulting agreement until the earlier of, the expiration of the applicable client term with Midori-Bio or the ninth anniversary of the date of the termination of the consulting agreement.

The consulting agreement can be terminated (i) by either party in the event of a breach by the other party of a material covenant, commitment or obligation under the consulting agreement that remains uncured after 30 days following written notice thereof (ii) by either party upon written notice to the other party if the other party becomes or is declared insolvent or bankrupt, is the subject of a voluntary or involuntary bankruptcy or other proceeding related to its liquidation or solvency, which proceeding is not dismissed within 90 calendar days after its filing, ceases to do business in the normal course or makes an assignment for the benefit of creditors or (iii) by Midori-Bio by giving 30 days advance written notice to HIM if HIM fails to generate $500,000 of gross sales in any 12 month period.

Consulting Agreement with Mr. Vasek Pospisil

On December 28, 2021, Midori-Bio and the Company entered into a consulting agreement with Mr. Vasek Pospisil, pursuant to which Midori-Bio engaged Mr. Pospisil to act as a consultant to assist Midori-Bio in the position of Manager of Business Development and Communication. The initial term of the consulting agreement is for one year and can be renewed by the parties in writing for successive one-year terms. As compensation under the consulting agreement, Midori-Bio agreed to pay Mr. Pospisil as follows: (i) 20% of the Company’s net profits, calculated on the first $10,000,000 of the Midori-Bio’s gross sales which are attributed to clients pre-approved in writing by Midori-Bio that contract with Midori-Bio solely as a result of Mr. Pospisil’s efforts (ii) 10% of Midori-Bio net profits calculated on all gross sales of Midori-Bio thereafter attributed to the clients that contract with Midori-Bio solely as a result of Mr. Pospisil’s efforts and (iii) options to purchase 500,000 of the Company’s common shares pursuant to the Option Plan in connection with the Listing Event to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of December 28, 2021, the Company will not be required to grant the stock options and instead will issue 500,000 of the Company’s common shares to Mr. Pospisil. During the year ended September 30, 2024, these shares had been recorded as stock-based compensation, and on January 10, 2025, the 500,000 common shares were issued to Mr. Pospisil (see Note 9).

F-25

Midori Group Inc.

Notes to the Consolidated Financial Statements

For the Years ended September 30, 2025 and 2024

(Expressed in Canadian dollars)

17. Commitments (continued)

Consulting Agreement with Mr. Vasek Pospisil (continued)

The consulting agreement can be terminated (i) by Midori-Bio at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Pospisil by giving four weeks written notice of his intention to resign. In addition, if the consulting agreement is not renewed at the option of Midori-Bio for a reason other than Just Cause, Mr. Pospisil will continue to receive the compensation set forth in the consulting agreement for a period of five years.

Consulting Agreement with Mr. Stephen Arbib

On April 29, 2022, Midori-Bio and the Company entered into a consulting agreement with Mr. Stephen Arbib, pursuant to which, Midori-Bio engaged Mr. Arbib as a consultant to provide consulting services in the position of Business Development Adviser. The initial term of the consulting agreement is for one year and can be renewed by the parties in writing for successive one-year terms. As compensation under the consulting agreement, the Company agreed to (i) pay Mr. Arbib 15% of the Midori-Bio’s net profits, calculated on the first $10,000,000 of Midori-Bio’s gross sales which are attributed to clients pre- approved in writing by Midori-Bio that contract with Midori-Bio solely as a result of Mr. Arbib’s efforts and 10% thereafter attributed to any clients that contract with Midori-Bio solely as a result of Mr. Arbib’s efforts (Mr. Arbib can elect to receive payment in cash or stock, and if stock is selected it will be paid based on a 20 day volume-weighted average price of the Company’s common shares) and (ii) options to purchase 500,000 of the Company’s common shares pursuant to the Option Plan in connection with the Listing Event and Mr. Arbib delivering $500,000 of annual revenue to Midori-Bio (the “Trigger Date”), to vest in increments as set forth in the consulting agreement. If the Listing Event does not occur within 24 months of the Trigger Date, the Company will not be required to grant these stock options and instead will issue 500,000 of its common shares to Mr. Arbib.

The consulting agreement can be terminated (i) by Midori-Bio at any time without notice or pay in lieu of notice for “Just Cause” as such term is defined in the consulting agreement or (ii) by Mr. Arbib by giving four weeks written notice of his intention to resign. If the consulting agreement is not renewed at the option of Midori-Bio for a reason other than Just Cause, Mr. Arbib will continue to receive the compensation set forth in the consulting agreement for a period of four years.

18. Subsequent Event

There is no subsequent event after the reporting period that might have a material impact on the consolidated financial statements.

******

F-26

Item 8. EXHIBITS

The following exhibits are filed with this Annual Report:

Exhibit	Description
2.1	Articles of Incorporation, as amended(1)
2.2	Bylaws, as amended(1)
3.1	Stock Option Plan(2)
4.1	Form of Subscription Agreement(1)
6.1	Contract with DealMaker(1)
6.2	Agreement with K. Lyons Enterprises Inc.(1)
6.3	Agreement with 2863358 ONTARIO INC. (1)
6.4	Agreement with Christina Dykun(1)
6.5	Agreement with Ben Powell(2)
6.6	Distributor Agreement (Exhibit A of this agreement has been redacted)(3)
9.1	Letter from MNP

(1)	Filed with Form 1-A filed on October 25, 2024 and incorporated by reference.
(2)	Filed with Form 1-A filed on August 29, 2025 and incorporated by reference.
(3)	Filed with Form 1-A filed on September 15, 2025 and incorporated by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on January 28, 2026.

Midori Group Inc.

DATE: January 28, 2026	By:	/s/ Ken Lyons
	Name:	Ken Lyons
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on January 28, 2026.

Signature	Title

/s/ Ken Lyons
Ken Lyons	CEO, Principal Executive Officer, Director

/s/ Robert Leeder
Robert Leeder	Chairman and President

/s/ Christina Dykun
Christina Dykun	Director

/s/ Ben Powell	CFO and Principal Accounting Officer
Ben Powell

/s/ Corey Goodman	Director
Corey Goodman

21